SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ALPHARMA INC.
(Name of Subject Company)

ALPHARMA INC.
(Names of Person Filing Statement)

Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)

020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Alpharma Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2008 (the “Schedule 14D-9”), relating to the tender offer commenced by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to acquire all of the issued and outstanding shares of Class A Common Stock, par value $0.20 per share, of the Company (the “Common Stock”), together with the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“the Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 1, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a purchase price of $37.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 12, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 is hereby amended by adding thereto the following information.

Regulatory Matters

On August 27, 2008, King informed the Company pursuant to its obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) of its intent to acquire a majority of the Company’s outstanding Common Stock. On August 28, 2008, in connection with the Notification and Report Form filed by King, the Federal Trade Commission (the “FTC”) contacted the Company and made an informal request for information. The Company voluntarily cooperated with the FTC in promptly responding to this request. Following the commencement of the Offer, King filed a new Notification and Report Form under the HSR Act specifically for its all cash tender offer, commencing a new review period by the FTC arising from the Offer. At the expiration of the FTC’s initial review period, on September 26, 2008 the Company received a Request for Additional Information and Documentary Material (a “Second Request”) from the FTC in connection with the FTC’s review of the Offer. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 10 days after King has substantially complied with such request, unless that period is extended voluntarily by King or terminated sooner by the FTC. The Company intends to cooperate fully with the FTC in connection with the Second Request.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHARMA INC.

Date: September 29, 2008	By: /s/ THOMAS J. SPELLMAN III
Name: Thomas J. Spellman III
Title: Executive Vice President and General Counsel